EXHIBIT NO. 99.(g) 6

AMENDMENT NO. 1 TO CUSTODIAN AGREEMENT

This Amendment No. 1 (“Amendment”) to the Custodian Agreement (the “Agreement”) dated November 13, 2006 between JPMorgan Chase Bank N.A. (the “Custodian”) and each of the Investment Companies listed on Appendix A thereto (the “Funds”) is made as of May 5, 2010, by and among the Funds and the Custodian. Capitalized terms used in this Amendment without definition shall have the respective meanings given to such terms in the Custodian Agreement referred to below.

WHEREAS, the parties hereto desire to amend the Agreement;

NOW THEREFORE, in consideration of the foregoing and the mutual covenants and agreements hereinafter contained, the parties hereby agree to amend the Agreement, pursuant to the terms thereof, as follows:

1) Section 2.15 is replaced as follows:

2.15. Bank Loans.

The Custodian shall, in connection with bank loans, bank loan participations and bank loan assignments (whether in the U.S. or outside the U.S.) (“Bank Loans”) hold and segregate for the account of a Fund, on behalf of its applicable Portfolios, all instruments, certificates, agreements and/or other documents evidencing or relating to such Bank Loans entered into by the Fund, on behalf of its applicable Portfolios (collectively “Financing Documents”) which the Custodian may receive and shall note on the custodial records of the Fund that such Financing Documents are held. The Custodian shall maintain records of all receipts, deliveries and locations of such Financing Documents, together with a current inventory thereof. Upon receipt of Proper Instructions, the Custodian shall promptly deliver to a Fund on behalf of the applicable Portfolio, or its designee, any Financing Documents being held on behalf of such Portfolio. Each Fund, on behalf of the applicable Portfolios, shall cause the Custodian to receive direct payment of all amounts due and payable to such Fund, on behalf of the applicable Portfolios, with respect to any Bank Loan. In addition, the Fund shall provide the Custodian with information it receives from the bank or other entity managing a Bank Loan or Financing Document regarding expected interest and principal payments with respect to the Bank Loans. The Custodian shall provide to the Fund a monthly report of the Bank Loans (which report may be the same report provided by the Fund’s administrator). The Custodian shall provide the

Funds with notice of any information it receives in its capacity as custodian regarding the Bank Loans or Financing Documents which information expressly and clearly identifies the Fund’s interest in the applicable Bank Loan. The Custodian shall provide the Fund with information regarding payments of principal and/or interest received by the Custodian with respect to the Fund’s interest in any Bank Loan. In the event that any such payment of principal or interest is not received when expected by the Custodian, it shall (i) notify the applicable party and request payment and (ii) notify the Fund of the failure to receive. Subject to the restrictions set forth in Section 9.16, in the event the Custodian, in its capacity acting as custodian for the Funds only, and not in its capacity as a commercial bank or any other capacity, acquires any information regarding an event or circumstance that may affect a Bank Loan or any Financing Document which information expressly and clearly identifies the Fund’s interest in the applicable Bank Loan, the Custodian shall provide prompt notice of such event or circumstance to the Fund, except to the extent the Custodian reasonably believes, based upon the advice of counsel, that it is legally or contractually restricted from disclosing its knowledge to the Fund.

2) Section 2.15A is added as follows:

Section 2.15A. OTC Derivatives.

The Custodian shall, in connection with OTC derivative contracts (“OTC Contracts”) hold and segregate for the account of a Fund, on behalf of its applicable Portfolios, such documentation evidencing or relating to the OTC Contracts that may be provided to the Custodian from time to time by or on behalf of the Fund for safekeeping under this Section 2.15A and shall note on the custodial records for the Fund that such documents are held. The Custodian shall maintain records of all receipts, deliveries and locations of such OTC Contracts, together with a current inventory thereof. Upon receipt of Proper Instructions, the Custodian shall promptly deliver to a Fund on behalf of the applicable Portfolio, or its designee, any such documentation being held on behalf of such Portfolio. The Custodian shall provide the Funds with notice of any information it receives in its capacity as custodian regarding the OTC Contracts which information expressly and clearly identifies the Fund’s interest in the applicable OTC Contract. The Custodian shall receive such cash or collateral as may be delivered by the Fund’s counterparty on the OTC Contract from time to time. In the event that any such delivery that the Custodian is instructed to receive is not received in a timely manner, the Custodian shall notify the Fund of the failure to receive.

3) Section 2.22(a) is replaced as follows:

Section 2.22. Bank Accounts.

(a) Accounts with the Custodian and any Subcustodians. The Custodian shall open and operate a bank account or accounts in the name of the Portfolio (or in another name requested by the Fund that is acceptable to the Custodian) for the deposit and collection of any and all cash in any currency received by or on behalf of Custodian for the account of a Portfolio (hereinafter referred to as “On-book Accounts”) on the books of the Custodian. Such On-book Accounts may be denominated in either U.S. Dollars or other currencies. Any amount standing to the credit of the On-book Accounts is a debt due from the Custodian to each applicable Fund as banker. In cases where the Custodian uses local banks in local markets to hold on deposit any cash in connection with the services provided to the Funds, for purposes of clarity, the Fund is still considered to be a depositor of the Custodian with respect to such cash and is not subject to any loss due to the insolvency of such local bank. The responsibilities of the Custodian to each applicable Fund for deposits accepted on the Custodian’s books shall be that of a U.S. bank for a similar deposit held at a domestic or foreign branch office, as the case may be. Notwithstanding the above, cash held in the currencies identified from time to time on the Fund’s cash statements as being held in the local market and not as deposits with the Custodian (hereinafter referred to as “Off-book Accounts”) will not be part of the On-book Accounts. The responsibilities of the Custodian to each applicable Fund for such Off-book Accounts shall be governed by the provisions of Section 5.02 hereof, except where the Custodian does not have control of the deposits account. The Custodian shall have no liability for a deposit account opened by the Fund in its own name at a Subcustodian for which the Custodian does not have control.

IN WITNESS WHEREOF, the parties hereto have caused this Amendment to be executed in duplicate original by its officers thereunto duly authorized, as of May 5, 2010.

Each of the investment companies (on behalf of each of their respective portfolios) listed on Appendix A of the Custodian Agreement, dated November 13, 2006 between such investment companies and JPMorgan Chase Bank N.A.		JPMorgan Chase Bank N.A.

By:	MARIA F. DWYER	By:	ELLEN E. CRANE
Name:	Maria F. Dwyer	Name:	Ellen E. Crane
Title:	President	Title:	Executive Director

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